

June 22, 2010

Bob Sasser
President and Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

> **Re:** **Dollar Tree, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed March 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2010**
> **Form 10-K/A for the Fiscal Year Ended January 30, 2010**
> **Filed June 21, 2010**
> **File No. 000-25464**

Dear Mr. Sasser:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John S. Mitchell, Jr.
Williams Mullen
Via Facsimile